Exhibit 99.2

Chapter B -

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2018

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2018

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the three months ended March 31, 2018 (“Quarter”).

The Board of Directors’ report includes a condensed review of its subject-matter, and was prepared assuming the Board of Directors’ report of December 31, 2017 is also available to the reader.

For information concerning the Israel Securities Authority and the Israel Police’s investigation, see Note 1.2 to the financial statements.

The auditors have drawn attention to the matter in their opinion of the financial statements.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications
2.	Cellular Communications
3.	International Communications, Internet and NEP Services
4.	Multi-Channel Television

It is noted that the Company’s financial statements also include an “Others” segment, which comprises mainly online content and commerce services (through “Walla”) and contracted call center services (through “Bezeq Online”). The “Others” segment is immaterial at the Group level.

The Group’s results were as follows:

	1-3.2018	1-3.2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%
Profit	260	350	(90)	(25.7)
EBITDA (operating profit before depreciation and amortization)	987	994	(7)	(0.7)

Profit was down in the present Quarter, as compared to the same quarter last year, mainly due to a decrease in revenues across all Group segments, as well as an increase in other operating expenses, net in the Domestic Fixed-Line Communications segment.

EBITDA in the present Quarter was significantly affected by early adoption of IFRS 16 - Leases starting January 1, 2018 (see Note 3.1 to the financial statements).

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2018

1.	The Board of Directors’ explanations on the state of the Company’s affairs, the results of its operations, equity, cash flows, and additional matters

1.1	Financial position

	March 31, 2018	March 31, 2018	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Cash and current investments	3,216	1,370	1,846	134.7	The increase was mainly attributable to the Domestic Fixed-Line Communications segment, including through receipt of loans. For more information, see Section 1.4 - Cash Flows, below.
Current and non-current trade and other receivables	2,599	2,868	(269)	(9.4)	The decrease was mainly attributable to the Cellular Communications segment, due to a decrease in trade receivables following a decrease in revenues from installment-based handset sale and a decrease in other accounts receivable.
Eurocom D.B.S.	25	35	(10)	(28.6)	The Company has updated the fair value of the amount expected to be repaid to the Company from overpayment of advances for the second contingent consideration for the purchase of DBS’s shares and loans. This amount has been updated to NIS 25 million. See Note 4.2.1 to the financial statements.
Inventory	130	114	16	14.0
Broadcasting rights	451	438	13	3.0
Right-of-use assets	1,417	-	1,417	-	Following early adoption of IFRS 16 - Leases (“IFRS 16”), the Group has recognized right-of-use assets for agreements in which the Group is the lessee. See Note 3.1 to the financial statements.
Property, plant and equipment	6,782	6,886	(104)	(1.5)
Intangible assets	2,728	2,986	(258)	(8.6)	The decrease was mainly due to write-downs of surplus costs for intangible assets recorded upon assuming control of DBS, and impairment of DBS’s goodwill to the amount of NIS 87 million in the fourth quarter of 2017.
Deferred tax assets	1,027	1,008	19	1.9
Deferred costs and non-current investments	547	429	118	27.5	The increase was mainly due to an increase in net subscriber acquisition asset balances, following recognition of sales commissions as an asset starting from the corresponding quarter last year.
Total assets	18,922	16,134	2,788	17.3

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2018

1.1.	Financial Position (Contd.)

	March 31, 2018	March 31, 2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Debt to financial institutions and debenture holders	12,156	10,703	1,453	13.6	Receipt of loans and debenture issuances in the Domestic Fixed-Line Communications segment offset by loan and debenture repayments in the Domestic Fixed-Line Communications and Multi-Channel Television segments.
Liabilities for leases	1,434	-	1,434	-	Following early adoption of IFRS 16, the Group recognized liabilities for leases. See Note 3.1 to the financial statements.
Trade and other payables	1,820	1,705	115	6.7
Current and deferred tax liabilities	129	215	(86)	(40.0)	Income tax payment under a final assessment agreement for 2011-2014.
Employee benefits	558	568	(10)	(1.8)
Liability towards Eurocom D.B.S. Ltd.	-	6	(6)	(100)
Other liabilities	400	378	22	5.8
Total liabilities	16,497	13,575	2,922	21.5
Total equity	2,425	2,559	(134)	(5.2)	Equity comprises 12.8% of the balance sheet total, as compared to 15.9% of the balance sheet total on March 31, 2017.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2018

1.2	Results of operations

1.2.1	Highlights

	1-3.2018	1-3.2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	2,361	2,453	(92)	(3.8)	Revenues were down across all of the Group’s primary segments.
Depreciation and amortization expenses	525	428	97	22.7	The increase was mainly due to depreciation of right-of-use assets following the early adoption of IFRS 16 starting January 1, 2018. See Note 3.1 to the financial statements.
Salary expenses	510	504	6	1.2
General and operating expenses	841	959	(118)	(12.3)	The decrease was mainly due to early adoption of IFRS 16, whereby rent expenses, associated with properties rented under operating leases, are recognized as assets. See Note 3.1 to the financial statements.
Other operating expenses (income), net	23	(4)	27	-	This change was mainly attributable to the Domestic Fixed-Line Communications segment.
Operating profit	462	566	(104)	(18.4)
Finance expenses, net	108	101	7	6.9	The increase in net finance expenses in the Domestic Fixed-Line Communications segment was offset by lower expenses in the Multi-Channel Television segment.
Share in losses of equity accounted investees	1	2	(1)	(50.0)
Income tax	93	113	(20)	(17.7)	The decrease was due to a reduction in taxable income and a decrease in the corporate tax rate from 24% to 23% starting 2018.
Profit for the period	260	350	(90)	(25.7)

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2018

1.2.2	Operating segments

A.	Revenue and operating profit data, presented by the Group’s operating segments:

	1-3.2018		1-3.2017
	NIS millions	% of total revenues	NIS millions	% of total revenues
Revenues by operating segment
Domestic Fixed-Line Communications	1,063	45.0	1,078	43.9
Cellular Communications	619	26.2	628	25.6
International Communications, Internet and NEP Services	352	14.9	384	15.7
Multi-Channel Television	375	15.9	424	17.3
Other and offsets	(48)	(2.0)	(61)	(2.5)
Total	2,361	100	2,453	100

	1-3.2018		1-3.2017
	NIS millions	% of segment revenues	NIS millions	% of segment revenues
Operating profit by segment
Domestic Fixed-Line Communications	473	44.5	513	47.6
Cellular Communications	2	0.3	5	0.8
International Communications, Internet and NEP Services	34	9.7	49	12.8
Multi-Channel Television	(1)	(0.3)	52	12.3
Other and offsets	(46)	-	(53)	-
Consolidated operating profit/ percentage of Group revenues	462	19.6	566	23.1

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2018

1.2.2	Operating segments (contd.)

B.	Domestic Fixed-Line Communications Segment

	1-3.2018	1-3.2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Fixed-line telephony	302	334	(32)	(9.6)	The decrease was due to lower average revenues per phone line and a decrease in the number of lines.
Internet - infrastructure	396	382	14	3.7	The increase was mainly due to growth in the number of internet subscribers through the wholesale service and higher ARPU (retail), offset by a decline in the number of retail internet subscribers.
Transmission, data communications and others	303	306	(3)	(1.0)	The decrease was mainly due to lower transmission revenues from telecom operators.
Digital and cloud services	62	56	6	10.7
Total revenues	1,063	1,078	(15)	(1.4)
Depreciation and amortization	204	180	24	13.3	The increase was mainly due to depreciation of right-of-use assets following early adoption of IFRS 16 starting January 1, 2018.
Salaries	228	224	4	1.8
General and operating expenses	140	165	(25)	(15.2)	The decrease was mainly due to a decrease in vehicle leasing and building leasing expenses recognized as an asset following early adoption of IFRS 16.
Other operating expenses (income), net	18	(4)	22	-	The transition to expenses was due to recognition of expenses for termination of employment by way of early retirement of NIS 12 million, an increase in expenses for legal actions, and a decrease in capital gains.
Operating profit	473	513	(40)	(7.8)
Finance expenses, net	121	92	29	31.5	The increase in net financing expenses was mainly due to a NIS 18 million decrease in the fair value of the amount expected to be repaid to the Company from the overpayment of advances on the second contingent consideration for the acquisition of DBS’s shares and loans (see Note 4.2 to the financial statements), and an increase in interest expenses on loans.
Income tax	89	102	(13)	(12.7)	The decrease was due to a reduction in taxable income, and a reduction in the corporate tax rate from 24% to 23% starting 2018.
Segment profit	263	319	(56)	(17.6)

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2018

1.2.2	Operating segments (contd.)

C.	Cellular Communications segment

	1-3.2018	1-3.2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Services	431	435	(4)	(0.9)	Subscriber growth stopped the erosion in revenues seen in recent years. The additional revenue from new subscribers was offset by lower ARPU, following transition of existing customers to cheaper plans offering greater data volumes at current market prices.

Equipment sales	188	193	(5)	(2.6)	The decrease was mainly attributable to a decrease in the number of handsets sold, and cancellation of the purchasing tax on imported cellular handsets which lowered prices. These were countered by higher revenues per handset, following a change in the handset sales mix.
Total revenues	619	628	(9)	(1.4)
Depreciation and amortization	158	94	64	68.1	The increase in expenses was mainly due to an increase in expenses from the depreciation of right-of-use assets following early adoption of IFRS 16 starting January 1, 2018, and an increase in expenses from the depreciation of subscriber acquisition assets following early adoption of IFRS 15 starting January 1, 2017. On the other hand, there was a decrease in expenses from the depreciation of property, plant and equipment and other assets.
Salaries	100	98	2	2
General and operating expenses	359	431	(72)	(16.7)	The decrease was mainly due to a reduction in leasing expenses following early adoption of IFRS 16, and a decrease in the cost of sales for handsets. The decrease was slightly offset by an increase in call completion fees.
Operating profit	2	5	(3)	(60.0)
Finance income, net	11	14	(3)	(21.4)	The decrease in net finance income was mainly due to an increase in finance expenses recognized following early adoption of IFRS 16.
Income tax	4	3	1	33.3
Segment profit	9	16	(7)	(43.8)

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2018

1.2.2	Operating segments(contd.)

D.	International Communications, Internet and NEP Services

	1-3.2018	1-3.2017	Increase (decrease)
	millions NIS	millions NIS	NIS millions	%	Explanation
Revenues	352	384	(32)	(8.3)	The decrease was due mainly to decreased revenues from call transfers between global operators (hubbing) and international calls due to a decrease in call minutes driven by continued competition with cellular operators and increasing use of substitute software products, and a decrease in revenues from the sale of PBXs and enterprise communications solutions.

Depreciation and amortization	43	33	10	30.3	The increase was mainly due to depreciation of right-of-use assets following early adoption of IFRS 16.
Salaries	83	84	(1)	(1.2)
General and operating expenses	190	218	(28)	(12.8)	The decrease was due to lower expenses on call transfers between international operators (hubbing) and international calls, plus a decrease in leasing expenses following adoption of IFRS 16 and a decrease in cost of sales for PBXs and enterprise communications solutions, corresponding with revenues as detailed above.
Other operating expenses	2	-	2	-
Operating profit	34	49	(15)	(30.6)
Finance expenses, net	3	2	1	50.0
Income tax	7	11	(4)	(36.4)
Segment profit	24	36	(12)	(33.3)

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2018

1.2.2	Operating segments (contd.)

E.	Multi-Channel Television

	1-3.2018	1-3.2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	375	424	(49)	(11.6)	The decrease was mostly due to a decrease in the subscriber base and a decrease in ARPU.
Depreciation and amortization	79	70	9	12.9	The increase was mainly due to depreciation of right-of-use assets following early adoption of IFRS 16.
Salaries	57	59	(2)	(3.4)
General and operating expenses	240	243	(3)	(1.2)
Operating profit (loss)	(1)	52	(53)	-
Finance expenses (income), net	(4)	27	(31)	-	The change was mainly attributable to the fair value of financial assets.
Finance expenses for shareholder loans, net	1	-	1	-
Income tax	1	6	(5)	(83.3)
Segment profit	1	19	(18)	(94.7)

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2018

1.3	Cash flow

	1-3.2018	1-3.2017	Change
	NIS millions	NIS millions	NIS millions	%	Explanation
Net cash from operating activities	909	826	83	10.0	The increase in net cash from operating activities was attributable mainly to the Cellular Communications segment following reclassification of payments for lease agreements as financing activities, following early adoption of IFRS 16 (see Note 3.1 to the financial statements), and a decrease in working capital. The increase was partially offset by a decrease in net cash in Domestic Fixed-Line Communications operations, mainly due to an increase in income taxes paid for final tax assessments.
Net cash used in investing activities	(1,451)	(373)	(1,078)	-	The increase in net cash used in investing activities was due to a net investment in bank and other deposits in the Domestic Fixed-Line Communications segment to the amount of NIS 1.1 billion.
Net cash from (used in) financing activities	187	(309)	496	-	The change in net cash from financing activities was due to the receipt of loans in the present Quarter, as compared to loan repayments in the same quarter last year in the Domestic Fixed-Line Communications segment. Furthermore, data for the same quarter last year includes payment to Eurocom DBS for the acquisition of DBS’s shares and loans. On the other hand, the present Quarter includes principal and interest payments on leases (see Note 3.1 to the financial statements).
Net increase (decrease) in cash	(355)	144	(499)	-

Average volume in the reported Quarter:

Long-term liabilities (including current maturities) to financial institutions and debenture holders: NIS 12,009 million.

Supplier credit: NIS 953 million.

Short-term credit to customers: NIS 1,871 million. Long-term credit to customers: NIS 383 million.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2018

1.3	Cash flow (contd.)

As of March 31, 2018, the Group had a working capital surplus of NIS 1,215 million, as compared to a working capital deficit of NIS 14 million on March 31, 2017.

According to its separate financial statements, the Company had a working capital surplus of NIS 1,098 million as of March 31, 2018, as compared to a working capital deficit of NIS 560 million on March 31, 2017.

The transition from deficit to surplus in the Group’s and the Company’s working capital was mainly due to the raising of long-term debt which increased cash and investment balances. The increase was partially offset by current maturities on liabilities for leases which were recognized starting from the present Quarter following early adoption of IFRS 16 (see Note 3.1 to the financial statements).

2.	Disclosure Concerning the Company’s Financial Reporting

2.1	Disclosure on the early adoption of IFRS 16 - Leases

Following publication of IFRS 16 - Leases (“the Standard”), the Company reviewed the Standard’s possible impact on its financial statements, including by consultation with its auditing accountants. This review was conducted across all Group companies. As a result, the Company decided on the early adoption of the Standard, starting from January 1, 2018.

For information concerning the Standard’s guidelines, its application, and adjustments to the Group’s financial statements following the Standard’s first-time application, see Note 3.1 to the financial statements.

Actions taken by the Group in preparation for adopting the Standard, and measures for reducing the risk for errors in its financial statements:

1.	The Group studied the possible impact of the Standard on its financial statements. This process included a review of the Standard’s provisions, a review of professional information issued by international accounting firms, and internal discussions with Group companies. In addition, consultations and professional meetings were held with the auditing accountants. These meetings included a thorough discussion of issues raised by the Standard’s application, application of the transitional provisions, and a review of its impact on the Group’s companies. Each company documented the relevant issues and their impact on the financial statements.

2.	The Group has reviewed the necessary adjustments to the Group’s information systems supporting the Standard’s application. Following this review, specialized software was purchased which supports the accounting treatment required under the Standard, and adjustments were made to existing information systems.

3.	The Group has studied the adaptation of its internal controls to the Standard, in order to achieve effective control over proper first-time application of the Standard, and the plausibility of significant judgments and estimates made in such application.

2.2	Due to legal actions brought against the Group, which cannot yet be assessed or for which the Group cannot yet estimate its exposure, the auditors drew attention to these actions in their opinion concerning the financial statements.

2.3	For information concerning material events subsequent to the financial statements’ date – see Note 12 to the financial statements.

3.	Details of debt certificate series

3.1	On April 26, 2018, S&P Global Ratings Maalot Ltd. affirmed the Company’s ilAA rating and downgraded its rating forecast to negative due expectations for a continued increase in competition and in light of the volatility in the Company’s executive suite (see immediate report, ref. no. 2018-01-033573). Furthermore, on April 30, 2018, Midroog Ltd. maintained its Aa2.il/Stable rating for the Company’s Debentures (Series 6,7,9, and 10) (see immediate report, ref. no. 2018-01-034470).

The rating reports are included in this Board of Directors’ Report by way of reference.

3.2	See Note 12.1 to the financial statements concerning a commitment to issue Company Debentures (Series 9) in 2018.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2018

4.	Miscellaneous

For information concerning the liabilities balances of the reporting corporation and those companies consolidated in its financial statements as of March 31, 2018, see the Company’s reporting form on the MAGNA system, dated May 24, 2018.

We thank the managers of the Group’s companies, its employees, and shareholders.

Shlomo Rodav	Stella Handler
Chairman of the Board	CEO

Signed: May 23, 2018